UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. 4)1

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Avanir Pharmaceuticals
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

05348P401
 (CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       ☐ Rule 13d-1(b)

       ☒ Rule 13d-1(c)

       ☐ Rule 13d-1(d)

_______________

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05348P401	13G	Page 2 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments III, L.P. 20-0992411
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,278,204*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,278,204*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,204*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 2,375,254 shares of Class A Common Stock and 902,950 shares of Class A Common Stock issuable upon the exercise of currently exercisable warrants.  The warrants contain a limitation on exercise, which, in combination with an agreement between the Reporting Persons and the Issuer, prevent the Reporting Persons from exercising any warrants if, after giving effect to the exercise the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Class A Common Stock.

CUSIP No. 05348P401	13G	Page 3 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates III LLC 20-0992451
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,278,204*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,278,204*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,204*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 2,375,254 shares of Class A Common Stock and 902,950 shares of Class A Common Stock issuable upon the exercise of currently exercisable warrants.  The warrants contain a limitation on exercise, which, in combination with an agreement between the Reporting Persons and the Issuer, prevent the Reporting Persons from exercising any warrants if, after giving effect to the exercise the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Class A Common Stock.

CUSIP No. 05348P401	13G	Page 4 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments IV, L.P.20-5935001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 6,556,399*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 6,556,399*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,556,399*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 4,750,500 shares of Class A Common Stock and 1,805,899 shares of Class A Common Stock issuable upon the exercise of currently exercisable warrants.  The warrants contain a limitation on exercise, which, in combination with an agreement between the Reporting Persons and the Issuer, prevent the Reporting Persons from exercising any warrants if, after giving effect to the exercise the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Class A Common Stock.

CUSIP No. 05348P401	13G	Page 5 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates IV LLC 20-5934968
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 6,556,399*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 6,556,399*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,556,399*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 4,750,500 shares of Class A Common Stock and 1,805,899 shares of Class A Common Stock issuable upon the exercise of currently exercisable warrants.  The warrants contain a limitation on exercise, which, in combination with an agreement between the Reporting Persons and the Issuer, prevent the Reporting Persons from exercising any warrants if, after giving effect to the exercise the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Class A Common Stock.

CUSIP No. 05348P401	13G	Page 6 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,834,603*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,834,603*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,603*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 7,125,754 shares of Class A Common Stock and 2,708,849 shares of Class A Common Stock issuable upon the exercise of currently exercisable warrants.  The warrants contain a limitation on exercise, which, in combination with an agreement between the Reporting Persons and the Issuer, prevent the Reporting Persons from exercising any warrants if, after giving effect to the exercise the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Class A Common Stock.

CUSIP No. 05348P401	13G	Page 7 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States Resident Alien
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,834,603*
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,834,603*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,603*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Consists of 7,125,754 shares of Class A Common Stock and 2,708,849 shares of Class A Common Stock issuable upon the exercise of currently exercisable warrants. The warrants contain a limitation on exercise, which, in combination with an agreement between the Reporting Persons and the Issuer, prevent the Reporting Persons from exercising any warrants if, after giving effect to the exercise the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Class A Common Stock.

CUSIP No. 05348P401	13G	Page 8 of 14 Pages

Item 1(a).               Name of Issuer.

Avanir Pharmaceuticals (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 101 Enterprise, Suite 300

Aliso Viejo, CA 92656.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company and shares subject to options to purchase shares of common stock of the Company acquired by such persons (collectively, the “Shares”):

(i)           ProQuest Investments III, L.P., a Delaware limited partnership (“Investments III”), with respect to Shares beneficially owned by it;

(ii)            ProQuest Associates III LLC, a Delaware limited liability company (“Associates III”), as General Partner of Investments III with respect to Shares beneficially owned by Investments III;

(iii)           ProQuest Investments IV, L.P., a Delaware limited partnership (“Investments IV”), with respect to Shares beneficially owned by it;

(iv)           ProQuest Associates IV LLC, a Delaware limited liability company (“Associates IV”), as General Partner of Investments IV with respect to Shares beneficially owned by Investments IV;

(v)           Jay Moorin, an individual and a member of Associates III and Associates IV (“Moorin”), with respect to Shares beneficially owned by Investments III and Investments IV; and

(vi)           Alain Schreiber, an individual and a member of Associates III and Associates IV (“Schreiber”), with respect to Shares beneficially owned by Investments III and Investments IV.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 90 Nassau Street, 5th Floor, Princeton, NJ 08542.

Item 2(c).	Citizenship.

Mr. Moorin is a United States citizen.  Mr. Schreiber is a United States resident alien.  Investments III and Investors IV are limited partnerships organized under the laws of the State of

CUSIP No. 05348P401	13G	Page 9 of 14 Pages

Delaware.  Associates III and Associates IV are limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities.

Class A Common stock, no par value.

Item 2(e).	CUSIP Number.

05348P401

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership.

     The percentages used herein are calculated based upon 83,169,838 shares outstanding as of November 18, 2009, based upon the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, filed with the SEC on November 25, 2009.  As of the close of business on December 31, 2009, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

CUSIP No. 05348P401	13G	Page 10 of 14 Pages

A.	ProQuest Investments III, L.P.
(a)	Amount beneficially owned: 3,278,204
(b)	Percent of class: 3.9%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,278,204
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,278,204
B.	ProQuest Associates III LLC
(a)	Amount beneficially owned: 3,278,204
(b)	Percent of class: 3.9%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 3,278,204
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 3,278,204
C.	ProQuest Investments IV, L.P.
(a)	Amount beneficially owned: 6,556,399
(b)	Percent of class: 7.7%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 6,556,399
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 6,556,399
D.	ProQuest Associates IV LLC
(a)	Amount beneficially owned: 6,556,399
(b)	Percent of class: 7.7%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 6,556,399
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 6,556,399
E.	Jay Moorin
(a)	Amount beneficially owned: 9,834,603
(b)	Percent of class: 11.5%
(c)	(i)	Sole power to vote or direct the vote: -0-

CUSIP No. 05348P401	13G	Page 11 of 14 Pages

	(ii)	Shared power to vote or direct the vote: 9,834,603
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 9,834,603
F.	Alain Schreiber
(a)	Amount beneficially owned: 9,834,603
(b)	Percent of class: 11.5%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 9,834,603
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 9,834,603

The beneficial ownership shown in this Item 4 consists of the following shares of Class A Common Stock and shares of Class A Common Stock issuable upon the exercise of currently exercisable warrants:

Reporting Person	Shares of Class A Common Stock	Shares of Class A Common Stock subject to Warrants
Investments III	2,375,354	902,950
Associates III	2,375,354	902,950
Investments IV	4,750,500	1,805,899
Associates IV	4,750,500	1,805,899
Moorin	7,125,754	2,708,849
Schreiber	7,125,754	2,708,849

 The warrants contain a limitation on exercise, which, in combination with an agreement between the Reporting Persons and the Issuer, prevent the Reporting Persons from exercising any warrants if, after giving effect to the exercise the Reporting Persons would in the aggregate beneficially own more than 9.99% of the outstanding shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

CUSIP No. 05348P401	13G	Page 12 of 14 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05348P401	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2010
/s/ Pasquale DeAngelis
Pasquale DeAngelis, as a member of ProQuest Associates III LLC and ProQuest Associates IV LLC and on behalf of ProQuest Investments III, L.P. and ProQuest Investments IV, L.P.

*
Jay Moorin, individually

*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact

CUSIP No. 05348P401	13G	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit Description
24.1	Power of Attorney*
99.1	Joint Filing Agreement*

*Previously filed.